UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMBAPPROVAL
OMB Number:3235-0286
Expires:December 31, 2016
Estimated average burden
Hours per response. . .608.00

FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

Lemont Inc

(Exact name of issuer as specified in its charter)

New York

(State or other jurisdiction of incorporation or organization)

Address:135-50 Roosevelt Ave., 308, Flushing, NY11354 Tel: 646-508-6285

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Name:Wanjun Xie Address:135-50 Roosevelt Ave., 308, Flushing, NY11354 Tel: 646-508-6285

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6200

(Primary standard Industrial Classification Code Number)

47-1601344

(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it.

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I. NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Name: **Wanjun Xie**
Business address: **135-50 Roosevelt Ave., 308, Flushing, NY11354**
Residential address: **61-12 228th St., 1 Fl, Bayside, NY11364**

Name: **Liuyan Li**
Business address: **135-50 Roosevelt Ave., 308, Flushing, NY11354**
Residential address: **61-12 228th St., 1 Fl, Bayside, NY11364**

(b) the issuer's officers;

Name: **Wanjun Xie**
Business address: **135-50 Roosevelt Ave., 308, Flushing, NY11354**
Residential address: **61-12 228th St., 1 Fl, Bayside, NY11364**

(c) the issuer's general partners;

The Corporation don't have any general partners.

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Lansdale Inc own 100% shares of the Corporation.

Name: **Lansdale Inc**
Business address: **135-50 Roosevelt Ave., 308, Flushing, NY11354**

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Now, Wanjun Xie own indirectly 40% shares of the Corporation by Lansdale Inc.
Now, Liuyan Li own indirectly 60% shares of the Corporation by Lansdale Inc.

Name: **Wanjun Xie**
Business address: **135-50 Roosevelt Ave., 308, Flushing, NY11354**
Residential address: **61-12 228th St., 1 Fl, Bayside, NY11364**

Name: **Liuyan Li**
Business address: **135-50 Roosevelt Ave., 308, Flushing, NY11354**
Residential address: **61-12 228th St., 1 Fl, Bayside, NY11364**

(f) promoters of the issuer;

Name: **Wanjun Xie**
Business address: **135-50 Roosevelt Ave., 308, Flushing, NY11354**
Residential address: **61-12 228th St., 1 Fl, Bayside, NY11364**

(g) affiliates of the issuer;

The Corporation don't have any affiliates.

(h) counsel to the issuer with respect to the proposed offering;

The Corporation don't have any counsels to the issuer with respect to the proposed offering

(i) each underwriter with respect to the proposed offering;

The Corporation don't have any underwriters, so it is not applicable!

(j) the underwriter's directors;

The Corporation don't have any underwriters, so it is not applicable!

(k) the underwriter's officers;

The Corporation don't have any underwriters, so it is not applicable!

(l) the underwriter's general partners; and

The Corporation don't have any underwriters, so it is not applicable!

(m) counsel to the underwriter.

The Corporation don't have any underwriters, so it is not applicable!

ITEM 2. Application of Rule 262

There aren't any persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

The Corporation don't have any affiliates, so it is not applicable!

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) **New York State** is the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

(b) **New York State** is the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen. **The securities will be sold directly to Lansdale Inc.**

ITEM 5. Unregistered Securities Issued or Sold Within One Year

There aren't any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A.

ITEM 6. Other Present or Proposed Offerings

The Corporation is currently offering the Class A common shares in addition to

those covered by this Form 1-A. The total number will be 360,000,000 shares; the par value will be $0.0001.

ITEM 7. Marketing Arrangements

(1) The Corporation don't have any other securities of the same class as those to be offered, so the Corporation won't limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) The Lansdale Inc will buy all securities in the offering covered by this Form 1-A, and the Corporation didn't issue any other sucurities, at same time, Mr. Wanjun Xie is the president of the Lansdale Inc, so Lansdale Inc can stabilize the market for any of the securities to be offered;

(3)The Corporation don't have any underwriter or dealer responsible for the distribution of its participation, so there aren't any arrangement for withholding commissions.

The Corporation don't have any underwriter, so there aren't any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

The Corporation don't have any experts to prepare the offering statement, or to assist to issue the securities which are covered by this 1-A form, so there aren't any experts named had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

The Corporation don't use of a solicitation for issuing the securities which are covered by this 1-A form, so there isn't a publication authorized by Rule 254 was used prior to the filing of this notification.

PART II. OFFERING CIRCULAR

Lemont Inc

(Exact name of Company as set forth in Charter)

Type of securities offered: **Class A common shares**
Maximum number of securities offered: **360,000,000 shares**
Minimum number of securities offered: **360,000, 000 shares**
Price per security: **$0.0001**
Total proceeds: If maximum sold: **$36,000** If minimum sold: **$36,000**

Is a commissioned selling agent selling the securities in this offering? [ ] Yes **[X]** No

Is there other compensation to selling agent(s)? [ ] Yes **[X]** No

Is there a finder's fee or similar payment to any person? [ ] Yes **[X]** No

Is there an escrow of proceeds until minimum is obtained? [ ] Yes **[X]** No

Is this offering limited to members of a special group, such as employees of the Company or individuals? **[X]** Yes [ ] No
Is transfer of the securities restricted? **[X]** Yes [ ] No

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS

OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFEREDUNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State State: **New York**
File No.: **141010000**
Effective Date: **10/20/2014**

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of **45** pages.

THE COMPANY

1. Exact corporate name: **Lemont Inc**

State and date of incorporation: State: **New York** Date: **08/15/2014**

Street address of principal office: **135-50 Roosevelt Ave., 308, Flushing, NY11354**

Company Telephone Number: **(646)508-6285**

Fiscal year: **03/31** (mm/dd)

Person(s) to contact at Company with respect to offering: **Wanjun Xie**

Telephone Number (if different from above): **(646)508-6285**

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative.

(1)The Corporation has all substantial risks which has in the securities markets.

(2)The Corporation has all substantial risks which has in the gold markets & the silver markets.

(3)The Corporation has all substantial risks which has in the foreign exchange

markets.

(4)The malinvestment in securities will make a significant lose.

(5)The malinvestment in gold or silver will make a significant lose.

(6)The malinvestment in foreign exchange will make a significant lose.

(7)If a broker companies, which the Corporation will choice for trading securities, will go bankrupt, the Corporation will make a significant lose.

(8)If a broker companies, which the Corporation will choice for trading gold or silver, will go bankrupt, the Corporation will make a significant lose.

(9)If a broker companies, which the Corporation will choice for trading foreign exchange, will go bankrupt, the Corporation will make a significant lose.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) The Corporation invest in securities markets, and or invest in gold markets & silver markets, and or invest in foreign exchange markets.

(b) The Corporation trade securities, gold, sivler or foreign exchange by broker 6companies. The Corporation started to carry out its activities since Oct. 6, 2014.

(c) The industry in which the Corporation is selling or expects to sell its products or services are securities markets, gold & silver markets, or foreign exchange markets. the industry trends are difficult to be described, the industry competes are difficult to be described.

(d) It isn't applicable to describe specifically the marketing strategies the Corporation.

(e) The Corporation don't have any products' backlog.

(f) The number of the Corporation's present employee is 1; the number of employees it anticipates it will have within the next 12 months is 1 ; the employee isn't separated by the type of employee; any employees aren't subject to collective

bargaining agreement; the Corporation's employees aren't on strike, haven't been on strike, or are threatening to strike.

Supplemental benefits or incentive arrangements for the corporation' s employees: The Corporation will take 2% income before taxes to deposit in a employees' incentive fund in each quarter, and the Corporation will take 10% fund from the employees' incentive fund, to reward all employees. The reward will exclude Wanjun Xie who is the president of the Corporation.

(g) The Corporation didn't purchase any real estate, equipments and patents. The Corporation didn't lease any real estate. The Corporation won't intents to acquire in the immediate future.

China Democracy Party Fundation (CDPF) will agree that the Corporation will free to use office, office equipments and office supplement within three years since Aug.15, 2014. Return conditions: Wanjun Xie, who is the president of the Corporation, will donate his some proceed from the Corporation to CDPF,but the Corporation won't return anything to CDPF.

(h) The Corporation's operations don't depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information.

(i) The Corporation's business, products, or properties aren't subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies.

(j) The Corporation don't have any subsidiaries, so there aren't any Financial Statements of subsidiaries to be included in the Financial Statements.

(k) The Corporation didn't have any material mergers or acquisitions during the past five years, or for whatever lesser period the Corporation has been in existence. The Corporation don't have recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering. Lansdale Inc will buy all unregistered common shares of the Corporation, then Lansdale Inc will acquired 100% shares of the Corporation in anticipation of this offering.

4. The Corporation was found on 08/15/2014, and started to operation since 10/06/2014, so the Corporation don't have its last fiscal year. The Corporation won't have any sensible the milestones which in management's opinion the Corporation must or should reach in order for the Company to become profitable.

OFFERING PRICE FACTORS

5. **The Corporation started to operation since 10/06/2014, so the Corporation didn't have a net, after-tax earnings for the last fiscal year.**

6. **The Corporation didn't have profits, so the offering price can't be as a multiple of earnings.**

7. (a) **The net tangible book value of the corporation is $36,000**

(b) **The Corporation didn't sold or other issued securities during the last 12 months.**

8. (a) The percentage of the outstanding shares of the corporation will the investors in this offering:

If the maximum is sold: **100%**
If the minimum is sold: **100%**

(b) The post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page:

If the maximum is sold: **$36,000***
If the minimum is sold: **$36,000***

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	**$36,000** **100%**	**$36,000** **100%**
Less: Offering Expenses		
Commission & Finders Fees	**$0**	**$0**
Legal & Accounting	**$0**	**$0**
Copying & Advertising	**$0**	**$0**
NYS & SEC Registering	**$609**	**$609**
Net Proceeds from Offering	**$35,391**	**$35,391**

Use of Net Proceeds		
Working Capital	**$1,305**	**$1,305**
Office Supplies	**$156**	**$156**
Bank service	**$0**	**$0**
Receivable	**$33,930**	**$33,930**
Total Use of Net Proceeds	**$35,391**	**$35,391**
	100%	**100%**

(b) If there is no minimum amount of proceeds that must be raised before the corporation may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Note:

(a) The Corporation is applying a foreign trading account on Forex.com. After the account will be approved, the trading account with all cash in Forex.com of Mr. Wanjun Xie will be transfered to the trading account of the Corporation in Forex.com. All these cash in Wanjun Xie' trading account will be used to invest to Lansdale Inc, and then Lansdale Inc will use these cash to pay the Receivable in 9 (a).

(b) The Corporation's trading account in Oanda.com has been approved; $1000 cash has been deposited in the trading account. Because the trading account with all cash in Oanda.com of Mr. Wanjun Xie can't be transfered directly to the trading account of the Corporation in Oanda.com, so after the trading orders of Wanjun Xie's trading account in Oanda.com will be finished, and then all cash in Wanjun Xie' trading account will be withdraw back to the personal bank account of Wanjun Xie. All these cash will be used to invest to Lansdale Inc, and then Lansdale Inc will use the cash to pay the Receivable in 9 (a).

(c) Lansdale Inc agreed that all receivable of the Corporation would pay interest before all or part receivable of the Corporation would be paid. The year's interest ratio would be 6%.

10. (a) **There aren't funds from sources other than this offering are to be used in conjunction with the proceeds from this offering.**

(b) **There aren't any part of the proceeds is to be used to discharge indebtedness.**

(c) **There aren't any amount of proceeds is to be used to acquire assets, other than in**

the ordinary course of business.

(d) **There aren't any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise.**

11. **The Corporation isn't having or anticipates having within the next 12 months any cash flow or liquidity problems; there isn't in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Corporation to make payments.**

12. **The proceeds from this offering will satisfy the Corporation's cash requirements for the next 12 months. The Corporation won't be necessary to raise additional funds for the next 12 months, unless the Corporation will raise it funds for the purpose which the Corporation will raise its business.**

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As Adjusted 10/20/2014	Minimum	Maximum
Debt:			
Short-term debt(average interest rate %)	**$ 0**	**$ 0**	**$ 0**
Long-term debt(average interest rate %)	**$ 0**	**$ 0**	**$ 0**
Total debt	**$ 0**	**$ 0**	**$ 0**
Stockholders equity (deficit) :			
Preferred stock-par or stated value	**$ 0**	**$ 0**	**$ 0**
Common stock-par or stated value	**$ 36,000**	**$ 36,000**	**$ 36,000**
Additional paid in capital	**$ 0**	**$ 0**	**$ 0**
Retained earnings(deficit)	**$ 0**	**$ 0**	**$ 0**
Total stockholders equity (deficit)	**$ 36,000**	**$ 36,000**	**$ 36,000**
Total capitalization	**$ 36,000**	**$ 36,000**	**$ 36,000**

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares	Authorized Per Share
0 shares	**N/A**	**N/A**

Number of Class A common shares authorized: **360,000,000 shares.** Par or stated value per share: **$0.0001**

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: **0 shares.**

DESCRIPTION OFSECURITIES

14. The securities being offered hereby are:

[**X**] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: None
[ ] Other: None

15. These securities have:

Yes No
[**X**] [ ] Cumulative voting rights
[ ] [**X**] Other special voting rights
[ ] [**X**] Preemptive rights to purchase in new issues of shares
[ ] [**X**] Other special rights or preferences (specify) :

Explain: **Not applicable!**

16. Are the securities convertible?

[ ] Yes [**X**] No

17. **The securities aren't notes or other types of debt securities.**

18. **The securities aren't Preference or Preferred stock.**

19. **The securities are capital stock, so the Corporation can't pay dividends, if the Corporation would not be able to pay its debts as they become due in the usual**

course of business, or if the Corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed.

20. Current amount of assets available for payment of dividends if deficit must be first made up: **$35,391** (deficit: **$0**)

PLAN OF DISTRIBUTION

21. **There aren't any selling agents in this offering.**

22. **There aren't any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. The corporation won't indemnify the selling agents or finders against liabilities under the securities laws.**

23. **There aren't any selling agents or finders, so there aren't any material relationships between any of the selling agents or finders and the Corporation or its management.**

24. If this offering is not being made through selling agents, the names of persons at the corporation through which this offering is being made: **Wanjun Xie**

25. **This offering is limited to sell to Lansdale Inc, and restrict to resale the securities within one year since the securities will be issued.**

Will the certificates bear a legend notifying holders of such restrictions?[ ] Yes [**X**] No

26. **The Corporation don't need any independent bank or savings and loan association or other similar depository institution acting as escrow agent.**

27. **The nature of any resale restrictions on presently outstanding shares: The cash flow will satisfy the basis require of the Corporation's operation, the Corporation will comply with the provide of regulation A of SEC. Those restrictions will terminate after one year since the securities will be issued.**

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. **The Corporation didn't have within the last five years paid dividends, made distributions upon its stock or redeemed any securities.**

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer:

Title: **President**
Name: **Wanjun Xie**
Age: **48**
Office Street Address: **135-50 Roosevelt Ave., 308, Flushing, NY11354**
Telephone No.: **(646) 508-6285**

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Name of employers: **China Democracy Party Foundation**
Title: **president**
Start date of position held: **May, 2001**
Job responsibilities: **charge all affairs.**

Education:

Degrees: **bachelor**
Schools: **Beijing Agriculture Engineer University (in China)**
Date: **09/1987-06/1991**

Also a Director of the Company [X]Yes [ ] No

30. Chief Operating Officer:

Title: **President**
Name: **Wanjun Xie**
Age: **48**
Office Street Address: **135-50 Roosevelt Ave., 308, Flushing, NY11354**
Telephone No.: **(646) 508-6285**

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Name of employers: **China Democracy Party Foundation**
Title: **president**

Start date of position held: **May, 2001**
Job responsibilities: **charge all affairs.**

Education:

Degrees: **bachelor**
Schools: **Beijing Agriculture Engineer University (in China)**
Date: **09/1987-06/1991**

Also a Director of the Company [**X**]Yes [ ] No

31. Chief Financial Officer:

Wanjun Xie will charge the CFO duty. An independent Accountant Service Agency will assist part of the Corporation's financial management affairs and all reporting Taxes affairs.

Title: **President**
Name: **Wanjun Xie**
Age: **48**
Office Street Address: **135-50 Roosevelt Ave., 308, Flushing, NY11354**
Telephone No.: **(646) 508-6285**

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Name of employers: **China Democracy Party Foundation**
Title: **president**
Start date of position held: **May, 2001**
Job responsibilities: **charge all affairs.**

Education:

Degrees: **bachelor**
Schools: **Beijing Agriculture Engineer University (in China)**
Date: **09/1987-06/1991**

Also a Director of the Company [**X**]Yes [ ] No

32. Other Key Personnel:

None

DIRECTORS OF THECOMPANY

33. Number of Directors: **2 persons**

34. Information concerning outside or other Directors (i.e. those not described above):

Name: **Liuyan Li**

Age: **49**
Title: **director**
Office Street Address: **135-50 Roosevelt Ave., 308, Flushing, NY11354**
Telephone No.: **(718) 813-3322**

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Name of employers: **China Democracy Party Foundation**
Title: **secretary**
Start date of position held: **Jun., 2006**
Job responsibilities: **charge all administration affairs.**

Education:

Degrees: **bachelor**
Schools: **Guangxi Normal University (in China)**
Date: **09/1987-06/1991**

35. (a) **The Corporation don't have any of the Officers or Directors ever worked for or managed a corporation (including a separate subsidiary or division of a larger enterprise) in the same business as the Corporation.**

(b) **The Corporation don't have any of the Officers, Directors or other key personnel have ever worked for or managed a corporation in the same business or industry as the Corporation or in a related business or industry.**

(c) **The Corporation has conducted operations, but it is otherwise in the development stage. Mr Wanjun Xie has ever managed another corporation in the**

start-up or development stage. That corporation's name is American Quickclean Inc, Mr Wanjun started to build it In Feb., 2008, and has been managing the corporation from Feb., 2008 to Oct., 2014.

(d) **There aren't any of the Corporation's key personnel are not employees but are consultants or other independent contractors.**

(e) **The Corporation don't have key man life insurance policies on any of its Officers, Directors or key personnel.**

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Not applicable!

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Shareholder Name	Class of Shares	Average Price Per Share	No. of Shares Now Holding	% of Total	No. of Share After Offering if All Securities Sold	% of Total
Liuyan Li	**Common Shares**	**$0.0001**	**0**	**0%**	**204,000,000**	**60%**
Wanjun Xie	**Common Shares**	**$0.0001**	**0**	**0%**	**136,000,000**	**40%**

Name: **Liuyan Li**
Office Street Address: **135-50 Roosevelt Ave., 308, Flushing,NY11354**
718-813-3322
Principal occupation: **director**

Name: **Wanjun Xie**
Office Street Address: **135-50 Roosevelt Ave., 308, Flushing,NY11354**
646-508-6285
Principal occupation: **president**

Note:

(a) Now, the Corporation only issued the Class A common stock, the Corporation didn't issue any preferred stock or any other convertible securities.

(b) Liuyan Li & Wanjun Xie own indirectly the Class A common shares of Lemont Inc by Lansdale Inc.

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: **0 shares (0 %** of total outstanding)

After offering:
a) Assuming minimum securities sold: **360,000,000 shares (100 %** of total outstanding)
b)Assuming maximum securities sold: **360,000,000 shares (100 %** of total outstanding)
(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. **(a) There aren't any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage.**

(b) The Corporation don't and won't have made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years

Now, Lansdale Inc is 100% stockholder of the Corporation. Lansdale bought all Class A common shares of this offering, and Lansdale In agreed to pay it by cash within 12 months, and Lansdale Inc will pay interest before all or part payment would be made, the year's interest ratio is 6%.

(c) Any of the Company's Officers, Directors, key personnel or 10% stockholders don't have guaranteed or co-signed any of the Corporation' s bank debt or other

obligations, including any indebtedness to be retired from the proceeds of this offering.

40. **(a)The Corporation started to operation since 10/06/2014, so it didn't have the last fiscal year, and there aren't any remuneration by the Corporation to Officers, Directors and key personnel for the last fiscal year.**

(b) There aren't any remuneration is expected to change or has been unpaid in prior years.

(c) There aren't any employment agreements exist or are contemplated.

41. **(a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 360,000,000 shares (100 % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). The Corporation issue only Class A common shares, the Corporation didn't issue any stock options, warrants or rights, so there aren't the expiration dates, exercise prices and other basic terms for these securities:**

(b) 0 shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants.

(c) Now, there aren't plans to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

The business is highly dependent on the services of Wanjun Xie who is the president of the Corporation, so the Corporation won't need any arrangements to assure that Mr. Wanjun Xie will remain with the Company and not compete upon any termination.

LITIGATION

43. **The Corporation didn't have any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Corporation's business, financial condition, or operations, including any litigation or**

action involving the Corporation's officers, directors or other key personnel.

FEDERAL TAX ASPECTS

44. **The Corporation isn't an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering.**

MISCELLANEOUS FACTORS

45. There aren't any other material factors, either adverse or favorable, that will or could affect the Corporation or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

FINANCIAL STATEMENTS

46. The Corporation started to operation since Oct. 6, 2014, its didn't have the last fiscal year, so the Corporation can't provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.The corporation will file its financial statement by 10-Q and 10-K.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. **There isn't any corporation's financial statements, so it can't show losses from operations.**

48. **There aren't any trends in the Corporation's historical operating results.**

49. **The Corporation don't sells a product or products.**

50. Foreign sales as a percent of total sales for last fiscal year: **0%** . Domestic government sales as a percent of total domestic sales for last fiscal year: **0%**

PART III EXHIBITS

I. The amendment of Certificate of Incorporation of Lemont Inc

II. Articles of Bylaw of Lemont

III. Defining right of holders of Lemont Inc

IV. Subscription letter of Lansdale Inc

V. Restrictive clause in the offering of Lemont Inc

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of **New York**, State of **New York**, on **Oct. 20, 2014.**

Issuer: **Lemont Inc**

Signature: ____________

Date: 10/20/2014

By: **Wanjun Xie**
Title: **President**

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

The Corporation don't have any selling security holders, so it isn't applicable!

1-A FORM EXHIBITS INDEX

STATE OF NEW YORK

DEPARTMENT OF STATE

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.

WITNESS my hand and official seal of the Department of State, at the City of Albany, on October 14, 2014.

Anthony Giardina
Executive Deputy Secretary of State

Rev. 06/13

New York State Department of State
Division of Corporations, State Records and Uniform Commercial Code
One Commerce Plaza, 99 Washington Avenue
Albany, NY 12231
www.dos.state.ny.us

CERTIFICATE OF AMENDMENT OF THE CERTIFICATE OF INCORPORATION OF

Lemont Inc

(Insert Name of Domestic Corporation)

Under Section 805 of the Business Corporation Law

FIRST: The name of the corporation is:

Lemont Inc

If the name of the corporation has been changed, the name under which it was formed is:

N/A

SECOND: The date of filing of the certificate of incorporation with the Department of State is:

08/15/2014

THIRD: The amendment effected by this certificate of amendment is as follows:

(Set forth each amendment in a separate paragraph providing the subject matter and full text of each amended paragraph. For example, an amendment changing the name of the corporation would read as follows: Paragraph *First* of the Certificate of Incorporation relating to *the corporation name* is hereby amended to read as follows: *First: The name of the corporation is ... (new name) ...*)

Paragraph Fourth of the Certificate of Incorporation relating to

Increasing the total number of shares to be issued. The original 200 shares of no par value have not been issued and will be canceled.

is hereby amended to read in its entirety as follows:

Fourth: The total number of shares which the corporation shall have authority to issue will be 380,000,000. All of the shares will be common shares (Class A).The par value of each share will be $0.0001.

Paragraph ________ of the Certificate of Incorporation relating to

____

is hereby amended to read in its entirety as follows:

____

FOURTH: The certificate of amendment was authorized by: *(Check the appropriate box)*

[X] The vote of the board of directors followed by a vote of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

[ ] The vote of the board of directors followed by the unanimous written consent of the holders of all outstanding shares.

________________ *(Signature)*

Wanjun Xie *(Name of Signer)*

President *(Title of Signer)*

141010000 057

4 of 5

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF

Lemont Inc

(Insert Name of Domestic Corporation)

Under Section 805 of the Business Corporation Law

Filer's Name Wanjun Xie

Address 135-50 Roosevelt Ave., 308

City, State and Zip Code Flushing, NY11354

NOTE: This form was prepared by the New York State Department of State. It does not contain all optional provisions under the law. You are not required to use this form. You may draft your own form or use forms available at legal stationery stores. The Department of State recommends that all documents be prepared under the guidance of an attorney. The certificate must be submitted with a $60 filing fee, plus the required tax on shares pursuant to §180 of the Tax Law, if applicable.

For Office Use Only

IC

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED OCT 10 2014
TAX $
BY:

RECEIVED
2014 OCT -9 PM 3:03

2014 OCT 10 AM 9:27
FILED

058

Articles of Bylaws

Lemont Inc

A New York Corporation

ARTICLE I: OFFICES

SECTION 1. PRINCIPAL EXECUTIVE OFFICE.

The principal office of the Corporation is hereby fixed in the State of New York or at such other location as may be determined from time to time by the board of directors of the Corporation.

SECTION 2. OTHER OFFICES.

Branch or subordinate offices may be established by the Board of Directors at such other places as may be desirable.

ARTICLE II: SHAREHOLDERS

SECTION 1. PLACE OF MEETING.

Meetings of shareholders shall be held either at the principal executive office of the corporation or at any other location within or without the State of New York which may be designated by written consent of all persons entitled to vote thereat.

SECTION 2. ANNUAL MEETINGS.

The annual meeting of shareholders shall be held on such day and at such time as may be fixed by the Board; provided, however, that should said day fall upon a Saturday, Sunday, or legal holiday observed by the Corporation at its principal executive office, then any such meeting of shareholders shall be held at the same time and place on the next day thereafter ensuing which is a full business day. At such meetings, directors shall be elected by plurality vote and any other proper business may be transacted.

SECTION 3. SPECIAL MEETINGS.

Special meetings of the shareholders may be called for any purpose or purposes permitted under NYBCL at any time by the Board, the Chairman of the Board, the President, or by the shareholders entitled to cast not less than twenty-five percent (25%) of the votes at such meeting. Upon request in writing to the Chairman of the Board, the President, any Vice-President or the Secretary, by any person or persons entitled to call a special meeting of shareholders, the Secretary shall cause notice to be given to the shareholders entitled to vote, that a special meeting will be held not less than thirty-five (35) nor more than sixty (60) days after the date of the notice.

SECTION 4. NOTICE OF ANNUAL OR SPECIAL MEETING.

Written notice of each annual meeting of shareholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each shareholder entitled to vote thereat. Such notice shall state the place, date and hour of the meeting and

(i) in the case of a special meeting the general nature of the business to be transacted, or (ii) in the case of the annual meeting, those matters which the Board, at the time of the mailing of the notice, intends to present for action by the shareholders, but, any proper matter may be presented at the meeting for such action. The notice of any meeting at which directors are to be elected shall include the names of the nominees intended, at the time of the notice, to be presented by management for election. Notice of a shareholders' meeting shall be given either personally or by mail or, addressed to the shareholder at the address of such shareholder appearing on the books of the corporation or if no such address appears or is given, by publication at least once in a the website of the corporation. An affidavit of mailing of any notice, executed by the Secretary, shall be prima facie evidence of the giving of the notice.

SECTION 5. QUORUM.

A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at any meeting of shareholders. If a quorum is present, the affirmative vote of the majority of shareholders represented and voting at the meeting on any matter shall be the act of the shareholders unless specifically required otherwise in the articles of Incorporation. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the number of shares required as noted above to constitute a quorum. Notwithstanding the foregoing, (1) the sale, transfer and other disposition of substantially all of the corporation's properties and (2) a merger or consolidation of the corporation shall require the approval by an affirmative vote of not less than two-thirds (2/3) of the corporation's issued and outstanding shares.

SECTION 6. ADJOURNED MEETING AND NOTICE THEREOF.

Any shareholders meeting, whether or not a quorum is present, may be adjourned from time to time. In the absence of a quorum (except as provided in Section 5 of this Article), no other business may be transacted at such meeting.

SECTION 7. VOTING.

The shareholders entitled to notice of any meeting or to vote at such meeting shall be only persons in whose name shares stand on the stock records of the corporation on the record date determined in accordance with Section 8 of this Article.

SECTION 8. RECORD DATE.

The Board may fix in advance, a record date for the determination of the shareholders entitled to notice of a meeting or to vote or entitled to receive payment of any dividend or other distribution, or any allotment of rights, or to exercise rights in respect to any other lawful action. The record date so fixed shall be not more than sixty (60) nor less than ten (10) days prior to the date of the meeting nor more than sixty (60) days prior to any other action. When a record date is so fixed, only shareholders of record on that date are entitled to notice of and to vote at the meeting or to receive the dividend, distribution, or allotment of rights, or to exercise of the rights, as the case may be, notwithstanding any transfer of shares on the books of the corporation after the record date. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting unless the Board fixes a new record date for the meeting. The Board shall fix a new record date if the meeting is adjourned for more than forty-five (45) days.

If no record date is fixed by the Board, the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which notice is given. The record date for determining shareholders for any purpose other than as set in this Section 8 or Section 10 of this Article shall be at the close of the day on which the Board adopts the resolution relating thereto, or the sixtieth day prior to the date of such other action, whichever is later.

SECTION 9. CONSENT OF ABSENTEES.

The transactions of any meeting of shareholders, however called and noticed, and wherever held, are as valid as though had at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote not present in person or by proxy, signs a written waiver of notice, or a consent to the holding of the meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

SECTION 10. ACTION WITHOUT MEETING.

Any action which, under any provision of law, may be taken at any annual or special meeting of shareholders, may be taken without a meeting and without prior notice if a consent in writing, setting forth the actions to be taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Unless a record date for voting purposes be fixed as provided in Section 8 of this Article, the record date for determining shareholders entitled to give consent pursuant to this Section 10, when no prior action by the Board has been taken, shall be the day on which the first written-consent is given.

SECTION 11. PROXIES.

Every person entitled to vote shares has the right to do so either in person or by one or more persons authorized by a written proxy executed by such shareholder and filed with the Secretary not less than five (5) days prior to the meeting.

SECTION 12. CONDUCT OF MEETING.

The Chief Executive Officer shall preside as Chairman at all meetings of the shareholders, unless another Chairman is selected. The Chairman shall conduct each such meeting in a businesslike and fair manner, but shall not be obligated to follow any technical, formal or parliamentary rules or principles of procedure. The Chairman's ruling on procedural matters shall be conclusive and binding on all shareholders, unless at the time of ruling a request for a vote is made by the shareholders entitled to vote and represented in person or by proxy at the meeting, in which case the decision of a majority of such shares shall be conclusive and binding on all shareholders without limiting the generality of the foregoing, the Chairman shall have all the powers usually vested in the chairman of a meeting of shareholders.

ARTICLE III: DIRECTORS

SECTION 1. POWERS.

Subject to limitation of the Articles of Incorporation, of these bylaws, and of actions required to be approved by the shareholders, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board. The Board may, as permitted by law, delegate the management of the day-to-day operation of the business of the corporation to a management company or other persons or officers of the corporation provided that the business and affairs of the corporation shall be managed and all corporate powers shall be exercised under the ultimate direction of the Board. Without prejudice to such general powers, it is hereby expressly declared that the Board shall have the following powers:

(a) To select and remove all of the officers, agents and employees of the corporation, prescribe the powers and duties for them as may not be inconsistent with law, or with the Articles of Incorporation or by these bylaws, fix their compensation, and require from them, if necessary, security for faithful service.

(b) To conduct, manage, and control the affairs and business of the corporation and to make such rules and regulations therefore not inconsistent with law, with the Articles of Incorporation or these bylaws, as they may deem best.

(c) To adopt, make and use a corporate seal, and to prescribe the forms of certificates of stock and to alter the form of such seal and such of certificates from time to time in their judgment they deem best.

(d) To authorize the issuance of shares of stock of the corporation from time to time, upon such terms and for such consideration as may be lawful.

(e) To borrow money and incur indebtedness for the purposes of the corporation, and to cause to be executed and delivered therefore, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecation or other evidence of debt and securities therefore

.

SECTION 2. NUMBER AND QUALIFICATION OF DIRECTORS.

The authorized number of directors shall be not less than one(1) and not more than nine (9). The authorized number of directors will be decided by annual shareholders meeting.

SECTION 3. ELECTION AND TERM OF OFFICE.

The directors shall be elected at each annual meeting of shareholders but if any such annual meeting is not held or the directors are not elected the shareholders may elect a director or directors at any time to fill any vacancy or vacancies. Any such election by written consent requires the consent of a majority of the outstanding shares entitled to vote. If the Board accepts the resignation of a director tendered to take effect at a future time, the shareholders shall have power to elect a successor to take office when the resignation is to become effective.

SECTION 4. PLACE OF MEETING.

Any meeting of the Board shall be held at any place within or without the State of New York which has been designated from time to time by the Board. In the absence of such designation meetings shall be held at the principal executive office of the corporation.

SECTION 5. REGULAR MEETINGS.

Immediately following each annual meeting of shareholders the Board shall hold a regular meeting for the purpose of organization, selection of a Chairman of the Board, election of officers, and the transaction of other business. Call and notice of such regular meeting is hereby dispensed with.

SECTION 6. SPECIAL MEETINGS.

Special meetings of the Board for any purposes may be called at any time by the Chairman of the Board, the President, or the Secretary or a majority of the directors. Special meetings of the Board shall be held upon at least four (4) days written notice or forty-eight (48) hours notice given personally or by telephone, telegraph, telex or other similar means of communication. Any such notice shall be addressed or delivered to each director at such director's address as it is shown upon the records of the Corporation or as may have been given to the Corporation by the director for the purposes of notice.

SECTION 7. QUORUM.

A majority of the authorized number of directors constitutes a quorum of the Board for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board, unless a greater number be required by law or by the Articles of Incorporation. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the number of directors required as noted above to constitute a quorum for such meeting.

SECTION 8. PARTICIPATION IN MEETINGS BY CONFERENCE TELEPHONE.

Members of the Board may participate in a meeting through use of conference telephone or similar communications equipment, so long as all members participating in such meeting can hear one another.

SECTION 9. WAIVER OF NOTICE.

The transactions of any meeting of the Board, however called and noticed or wherever held, are as valid as though had at a meeting duly held after regular call and notice if a quorum be present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, a consent to holding such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made part of the minutes of the meeting.

SECTION 10. ADJOURNMENT.

A majority of the directors present, whether or not a quorum is present, may adjourn any directors' meeting to another time and place. Notice of the time and place of holding an adjourned meeting need not be given to absent directors if the time and place be fixed at the meeting being adjourned. If the meeting is adjourned for more than forty-eight (48) hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to the directors who were not present at the time of adjournment.

SECTION 11. FEES AND COMPENSATION.

Directors and members of committees may receive such compensation, if any, for their services, and such reimbursement for expenses, as may be fixed or determined by the Board.

SECTION 12. ACTION WITHOUT MEETING.

Any action required or permitted to be taken by the Board may be taken without a meeting if all members of the Board shall individually or collectively consent in writing to such action. Such consent or consents shall have the same effect as a unanimous vote of the Board and shall be filed with the minutes of the proceedings of the Board.

SECTION 13. COMMITTEES.

The board may appoint one or more committees, each consisting of two or more directors, and delegate to such committees any of the authority of the Board except with respect to:

(a) The approval of any action which requires shareholders' approval or approval of the outstanding shares;

(b) The filling of vacancies on the Board or on any committees;

(c) The fixing of compensation of the directors for serving on the Board or on any committee;

(d) The amendment or repeal of bylaws or the adoption of new bylaws;

(e) The amendment or repeal of any resolution of the Board which by its express terms is not so amendable or repealable by a committee of the board;

(f) A distribution to the shareholders of the corporation;

(g) The appointment of other committees of the Board or the members thereof.

Any such committee must be appointed by resolution adopted by a majority of the authorized number of directors and may be designated an Executive Committee or by such other name as the Board shall specify. The Board shall have the power to prescribe the manner in which proceedings of any such committee shall be conducted. Unless the Board or such committee shall otherwise provide, the regular or special meetings and other actions of any such committee shall be governed by the provisions of this Article applicable to meetings and actions of the Board. Minutes shall be kept of each meeting of each committee.

ARTICLE IV: OFFICERS

SECTION 1. OFFICERS.

The officers of the corporation shall be the Chief Executive Officer, a president, a secretary and a Chief Financial Officer/ treasurer. The corporation may also have, at the discretion of the Board, one or more vice-presidents, one or more assistant vice presidents, one or more assistant secretaries, one or more assistant treasurers and such other officers as may be elected or appointed in accordance with the provisions of Section 3 of this Article.

SECTION 2. ELECTION.

The officers of the corporation, except such officers as may be elected or appointed in accordance with the provisions of Section 3 or Section 5 of this Article, shall be chosen annually by, and shall serve at the pleasure of, the Board, and shall hold their respective offices until their resignation, removal or other disqualification from service, or until their respective successors shall be elected.

SECTION 3. SUBORDINATE OFFICERS.

The Board may elect, and may empower the Chief Executive Officer to appoint, such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board, or the Chief Executive Officer may from time to time direct.

SECTION 4. REMOVAL AND RESIGNATION.

Any officer may be removed, either with or without cause, by the Board of Directors at any time, or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board. Any officer may resign at any time by giving written notice to the corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein. The acceptance of such resignation shall be necessary to make it effective.

SECTION 5. VACANCIES.

A vacancy of any office because of death, resignation, removal, disqualification, or any other cause shall be filled in the manner prescribed by these bylaws for the regular election or appointment to such office.

SECTION 6. CEO.

The CEO shall be the chief executive officer and general manager of the corporation. The CEO shall preside at all meetings of the shareholders and, in the absence of the Chairman of the Board at all meetings of "the Board. The CEO has the general powers and duties of management usually vested in the chief executive officer and the general manager of a corporation and such other powers and duties as may be prescribed by the Board.

SECTION 7. PRESIDENT.

In the absence or disability of the CEO, the President, shall perform all the duties of the CEO, and when so acting shall have all the powers of, and be subject to all the restrictions upon the CEO. The President shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the CEO or the Board

SECTION 8. SECRETARY.

The Secretary shall keep or cause to be kept, at the principal executive offices and such other place as the Board may order, a book of minutes of all meetings of shareholders, the Board, and its committees, with the time and place of holding, whether regular or special, and, if special, how authorized, the notice thereof given, the names of those present at Board and committee meetings, the number of shares present or represented at shareholders' meetings, and proceedings thereof. The Secretary shall keep, or cause to be kept, a copy of the bylaws of the corporation at the principal executive office of the corporation. The Secretary shall keep, or cause to be kept, at the principal executive office, a share register, or a duplicate share register, showing the names of the shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all the meetings of the shareholders and of the Board and any committees thereof required by these bylaws or by law to be given, shall keep the seal of the corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board.

SECTION 9. TREASURER.

The Treasurer is the chief financial officer (CFO of the corporation and shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and financial-transactions of the corporation, and shall send or cause to be sent to the shareholders of the corporation such financial statements and reports as are by law or these bylaws required to be sent to them.

The Treasurer shall deposit all monies and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board. The Treasurer shall disburse the funds of the corporation as may be ordered by the Board, shall render to the CEO and directors, whenever they request it, an account of all transactions as Treasurer and of the financial conditions of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board.

SECTION 10. AGENTS.

The CEO, President, the Secretary or Treasurer may appoint agents with power and authority, as defined or limited in their appointment, for and on behalf of the corporation to execute and deliver, and affix the seal of the corporation thereto, to bonds, undertakings, recognizance, consents of surety or other written obligations in the nature thereof and any said officers may remove any such agent and revoke the power and authority given to him.

ARTICLE V: OTHER PROVISIONS

SECTION 1. DIVIDENDS.

The Board may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and on the terms and conditions provided by law, subject to any contractual restrictions on which the corporation is then subject.

SECTION 2. INSPECTION OF BY-LAWS.

The Corporation shall keep in its Principal executive Office the original or a copy of these bylaws as amended to date which shall be open to inspection to shareholders at all reasonable times during office hours. If the Principal Executive Office of the corporation is outside the State of New York and the Corporation has no principal business office in such State, it shall upon the written notice of any shareholder furnish to such shareholder a copy of these bylaws as amended to date.

SECTION 3. REPRESENTATION OF SHARES OF OTHER CORPORATIONS.

The CEO or any other officer or officers authorized by the Board or the CEO are each authorized to vote, represent, and exercise on behalf of the Corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of the Corporation. The authority herein granted may be exercised either by any such officer in person or by any other person authorized to do so by proxy or power of attorney duly executed by said officer.

ARTICLE VI: INDEMNIFICATION

SECTION 1. INDEMNIFICATION IN ACTIONS BY THIRD PARTIES.

Subject to the limitations of law, if any, the corporation shall have the Power to indemnify any director, officer, employee and agent of the corporation who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of to procure a judgment in its favor) against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding, provided that the Board shall find that the director, officer, employee or agent acted in good faith and in a manner which such person reasonably believed in the best interests of the corporation and, in the case of criminal proceedings, had no reasonable cause to believe the conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere shall not, of itself create a presumption that such person did not act in good faith and in a manner which the person reasonably believed to be in the best interests of the corporation or that such person had reasonable cause to believe such person's conduct was unlawful.

SECTION 2. INDEMNIFICATION IN ACTIONS BY OR ON BEHALF OF THE CORPORATION.

Subject to the limitations of law, if any, the Corporation shall have the power to indemnify any director, officer, employee and agent of the corporation who was or is threatened to be made a party to any threatened, pending or completed legal action by or in the right of the Corporation to procure a judgment in its favor, against expenses actually and reasonable incurred by such person in connection with the defense or settlement, if the Board of Directors determine that such person acted in good faith, in a manner such person believed to be in the best interests of the Corporation and with such care, including reasonable inquiry, as an ordinarily, prudent person would use under similar circumstances.

SECTION 3. ADVANCE OF EXPENSES.

Expenses incurred in defending any proceeding may be advanced by the Corporation prior to the final disposition of such proceeding upon receipt of an undertaking by or on behalf of the officer, director, employee or agent to repay such amount unless it shall be determined ultimately that the officer or director is entitled to be indemnified as authorized by this Article.

SECTION 4. INSURANCE.

The corporation shall have power to purchase and maintain insurance on behalf of any officer, director, employee or agent of the Corporation against any liability asserted against or incurred by the officer, director, employee or agent in such capacity or arising out of such person's status as such whether or not the corporation would have the power to indemnify the officer, or director, employee or agent against such liability under the provisions of this Article.

ARTICLE VII: AMENDMENTS

These bylaws may be altered, amended or repealed either by approval of a majority of the outstanding shares entitled to vote or by the approval of the Board; provided however that after the issuance of shares, a bylaw specifying or changing a fixed number of directors or the maximum or minimum number or changing from a fixed to a flexible Board or vice versa may only be adopted by the approval by an affirmative vote of not less than two-thirds of the corporation's issued and outstanding shares entitled to vote.

****

The Articles of Bylaw was approved on Sep. 20, 014.

Signature: [signature]

Date: 09/20/2014

Wanjun Xie
The President of
Lemont Inc

LEMONT INC

135-50 Roosevelt Ave., 308, Flushing, NY11354

****

The Defining Right of Shareholders

1. The shareholders of the Class A common shares have right to share dividend or other benefit.

2. The shareholders of the Class A common shares have right to share all remain assets when the Corporation will be dissolution.

3. The shareholders of the Class A common shares have the cumulative voting rights.

4. The shareholders of the Class A common shares have right to attend the directors' electing and the directors' elected.

5. The shareholders of the Class A common shares have right to know the financial statement.

6. The shareholders of the Class A common shares have right to know the content of any annual shareholders meeting or any special shareholders meeting.

7. The shareholders of the Class A common shares have any special rights which will be provided by the certificate of incorporation or the New York Business Corporation Law.

8. The shareholders of the Class A common shares have some other special rights which will be provided by the articles of corporation.

9. The shareholders of the Class A common shares don't have preemptive rights to purchase in new issues of shares.

Signature: ____________

Date: 10/20/2014

Wanjun Xie
The President of
Lemont Inc

LANSDALE INC

135-50 Roosevelt Ave., 308, Flushing, NY11354

****

Subscription Letter

1. Lansdale Inc will purchase 360,000,000 Class A common shares of Lemont Inc.

2. Lansdale Inc will pay the purchasing by cash.

3. If Lansdale Inc will delay to pay the shares' purchasing, Lansdale Inc will pay interest for the unpaid amount to Lemont Inc, the year's interest rate will be 6%.

Signature: [signature]

Date: 10/20/2014

Wanjun Xie
President of
Lansdale Inc

LEMONT INC

135-50 Roosevelt Ave., 308, Flushing, NY11354

****

Restrictive clauses in the offering

1. The securities will be restricted to resale within one year after the securities will be issued.

2. All shareholders' name of the securities are registered and recorded in Lemont Inc.

3. All of the securities can't be transferred privately.

4. Before resale the securities, the shares certificate must be return to Lemont Inc.

Signature: [signature]

Date: 10/20/2014

Wanjun Xie
President of
Lemont Inc